Exhibit 12.1
DEVELOPERS DIVERSIFIED REALTY CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in Thousands)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Pretax income from continuing operations	$83,974	$91,695	$232,487	$256,845	$264,176

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$88,467	$79,211	$95,307	$134,425	$194,951
Ground Rent 33%	$234	$252	$398	$587	$1,118
Preferred Dividends on consolidated subsidiaries	$19,081	$18,338	$2,236	$—	$—
Proportionate share of fixed charges of 50 % owned joint ventures accounted for using equity method of accounting	$—	$—	$—	$—	$—

Total fixed charges	$107,782	$97,801	$97,941	$135,012	$196,069

Capitalized interest during the period	($12,927)	($9,157)	($11,478)	($9,882)	($12,672)
Preferred Dividends on consolidated subsidiaries	($19,081)	($18,338)	($2,236)	$—	$—
Amortization of capitalized interest during the period	$2,311	$2,616	$2,999	$3,328	$3,751
Majority-owned subsidiary adjustments	$21,502	$21,569	$5,365	$5,064	$7,881
Equity Company Adjustments	($18,560)	($32,769)	($52,917)	($40,895)	($34,873)
Equity Company Adjustments Distributed Income	$18,560	$32,769	$52,917	$40,895	$34,873

Earnings before income taxes and fixed charges	$183,561	$186,186	$325,078	$390,367	$459,205

Ratio of earnings to fixed charges	1.70	1.90	3.32	2.89	2.34